SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 8)

Peabody Energy Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

704551100
(CUSIP Number)

Elliott Investment Management L.P.

Phillips Point, East Tower

777 South Flagler Drive, Suite 1000

West Palm Beach, Florida 33401

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 704551100	Schedule 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 26,136,587
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,136,587
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 26,136,587
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 704551100	Schedule 13D/A	Page 3 of 5 Pages

The following constitutes Amendment No. 8 to the Schedule 13D ("Amendment No. 8"). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the shares of Common Stock reported herein is approximately $473,617,045.

The Reporting Person may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

As further disclosed in Item 5(a) and Item 6, the Reporting Person's beneficial ownership of the Common Stock of the Issuer was reduced as a result of the exercise of 9,882 previously reported short call options relating to 988,200 shares of Common Stock and the issuance of additional shares of Common Stock by the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER
Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based upon approximately 116,765,994 shares of Common Stock outstanding, which is the sum of (i) approximately 114,300,000 shares of Common Stock reported to be outstanding as of August 2, 2021, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the Securities and Exchange Commission on August 6, 2021, (ii) an aggregate of 1,130,000 shares of Common Stock issued or committed to be issued on September 21, 2021, as disclosed in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 28, 2021 (the "September 28 8-K"), (iii) 53,279 shares of Common Stock issued on September 24, 2021, as disclosed in the September 28 8-K, (iv) 134,718 shares of Common Stock issued on September 28, 2021, as disclosed in the September 28 8-K, and (v) an aggregate of 1,147,997 shares of Common Stock issued or committed to be issued on September 30, 2021, as disclosed in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 1, 2021.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c) The information set forth in Item 6 of this Amendment No. 8 is incorporated by reference in its entirety into this Item 5(c).

CUSIP No. 704551100	Schedule 13D/A	Page 4 of 5 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On October 15, 2021, (i) all 7,500 of the previously reported Call Options relating to 750,000 shares of Common Stock with a strike price of $15.00 were exercised, (ii) 2,382 of the previously reported Call Options relating to 238,200 shares of Common Stock with a strike price of $16.00 were exercised and (iii) 5,118 of the previously reported Call Options relating to 511,800 shares of Common Stock with a strike price of $16.00 expired unexercised.

CUSIP No. 704551100	Schedule 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 18, 2021

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President